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Madrid

Re:	VeloNewco Limited
Registration Statement on Form F-4
Filed May 6, 2015
File No. 333-203921

Dear Mr. Reynolds:

On behalf of VeloNewco Limited (“Holdco”), Grupo Villar Mir, S.A.U. (“Grupo VM”) and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”), all of whom are represented by Cravath, Swaine & Moore LLP, and on behalf of our client, Globe Specialty Metals, Inc. (“Globe”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 2, 2015 related to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”), filed on May 6, 2015.

Holdco has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR an amended registration statement on Form F-4 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement.

General

1.

We note that you are incorporating by reference into your Form F-4 information relating to Globe Specialty Metals, Inc. Instruction C of Form F-4 indicates that if the company to be acquired is a U.S. company then the registrant shall present information about the acquired company pursuant to Instructions C and F of Form S-4. Instruction C of Form S-4 indicates

June 24, 2015

that the information shall be provided in accordance with Item 15 of Form S-4 if the company being acquired meets the requirements for use of Form S-3. General Instruction I.A.3.(b) of Form S-3 requires that a registrant file in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement. In this regard, we note that the Globe Form 10-Q filed on February 10, 2015 for the December 31, 2014 quarter does not appear to have been timely filed within 40 days after the end of the fiscal quarter as required for large accelerated filers. Therefore, it does not appear that you have satisfied the eligibility requirement set forth in General Instruction I.A.3.(b) of Form S-3. Please advise us as to the reasons you believe that you meet the requirements for use of Form S-3, or re-file your registration statement to include the Globe Specialty Metals information. Additionally, we would advise you to discuss with the Office of Chief Counsel in the Division of Corporation Finance any questions you have on your eligibility to use Securities Act Forms that are predicated on the current and timely filing of the company´s current and periodic reports.

Response:

We supplementally advise the Staff that on June 8, 2015, Globe submitted a request to the Division of Corporation Finance’s Office of Chief Counsel (“OCC”) to confirm that the Staff would not object to Globe’s use of incorporation by reference of Globe’s disclosures in the Registration Statement, notwithstanding Globe’s failure to timely file its Form 10-Q for the quarter ended December 31, 2014. On June 9, 2015, Mark Vilardo of the OCC notified Latham & Watkins LLP that the Staff has granted Globe’s request.

2.	Please modify your filing and disclose the following information for each of your mineral properties:

•	The nature of your ownership or interest in the mineral properties, describing the process by which mineral rights were acquired at these locations, and the basis/duration of your mineral rights, surface rights, or mineral concessions and/or leases.

•	The conditions that must be met to retain your mineral rights or leases, including quantification and timing of all necessary payments and annual maintenance fees.

•	The area of your mineral property, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response:

In response to the Staff’s comment, Holdco has revised its disclosure on pages 178-179 of the Amended Registration Statement to include the information requested.

3.	We note you are subject to environmental permitting requirements at your mining properties. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

June 24, 2015

Response:

In response to the Staff’s comment, Holdco has revised its disclosure on pages 178-179 of the Amended Registration Statement to include the information requested.

4.	Proven and probable reserves are disclosed for your Sonia and Serrabal properties in Spain, and your SamQuarz and Mahale properties located in South Africa. In addition please provide a description and reserve estimate for Globe Specialty Metals’ quartzite mining operations located in Billingsley, Alabama and Saint-Urbain, Québec. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b) of Regulation C.

June 24, 2015

Response:

Globe has quartzite mining operations located in Billingsley, Alabama and Saint-Urbain, Québec. These mines supply Globe’s North American operations with a stable and long-term supply for a substantial portion of its requirements for quartzite, the raw material used in the manufacturing of Globe’s products. Globe also obtains quartzite from other sources in the United States and Canada. Quartzite is available and can be obtained from a number of other sources. We address the Staff’s comment with respect to each of these mining sites below.

Billingsley, Alabama

As of June 1, 2015, Globe had seven active quartzite sites located in Billingsley, Alabama. All of the quartzite produced at these sites is consumed internally in the production of silicon metal and silicon-based alloys. In addition, Globe procures certain additional tonnage on the open market. As of June 1, 2015, Globe estimates its permitted probable reserves to be approximately 3.3 million tons with an average permitted life of between approximately five to nine years depending on whether and in what amounts open market tonnage is procured.

We respectfully refer the Staff to Globe’s previous correspondence with the Staff, dated May 22, 2014, in connection with Globe’s Form 10-K for the Fiscal Year Ended June 30, 2013, regarding the immaterial nature of Globe’s quartzite mining operations in Alabama. Based upon the description set forth in such previous correspondence and for the reasons set forth in the preceding paragraphs, Globe respectfully submits that the Alabama quartzite mining operations remain immaterial to Globe’s business.

Saint-Urbain, Quebec

In 1976, SKW (as predecessor in interest to Globe’s subsidiary, Quebec Silicon Limited Partnership (“QSLP”)) received a concession from the government of Canada to mine quartzite in the Malbaie River basin. The concession lasted 20 years with three 10 year options to extend, and is currently in its second extension period, expiring January 2016. Globe presently intends to exercise its third option to extend its concession rights through January 2026.

QSLP received the concession from its then parent in 2010 at the time of its creation (and prior to Globe’s 51% ownership of QSLP which occurred in June 2012). Since its inception, QSLP has only acted as the owner of the concession and has never operated the mine. Rather, it has utilized the services of a third party miner, Sitec Quartz, Inc. (“Sitec”), to extract quartzite on QSLP’s behalf, with a certain portion (that meeting QSLP’s specification) sold to QSLP for its own use to produce silicon metal at its Becancour, Quebec facility, and the remaining non-spec material allowed to be sold by Sitec to third parties. QSLP does not participate in any manner in Sitec’s third party sales. This arrangement continues today.

As of December 31, 2014, Sitec estimates the total probable reserve at the Malbaie site to be approximately 803,935 metric tons. This equates to 25% of Alabama reserves, which have previously been determined to be immaterial. Globe respectfully submits that the Quebec quartzite mining operations are immaterial to Globe’s business.

June 24, 2015

Supplemental Information

The supplemental information requested by the Staff regarding FerroAtlántica’s and Globe’s respective mining operations are being provided by each of FerroAtlántica and Globe under separate cover in the manner the Staff suggests, with a request for confidential treatment of such data under Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the return of such material under Rule 418(b) of the Securities Act after the completion by the Staff of its review of the data. Each of FerroAtlántica and Globe has made a written request to return such supplemental information with a letter of transmittal and have included a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Pursuant to Rule 418(b), the supplemental information is being provided to the Staff on a supplemental basis only and the information contained therein is not to be filed with or deemed part of the Registration Statement. Further to the telephone conversation between Mr. Joel Herold of Cravath, Swaine & Moore LLP and Mr. Schuler on June 5, 2015, the report relating to the Sonia mine has been submitted in Spanish, and not in English, based on Mr. Schuler’s waiver of the usual requirement to submit such report in English. For any technical questions regarding FerroAtlántica’s mine reserves, the Staff may contact Mr. Rafael Fuentes, FerroAtlántica Mining Operation Director, at +34 91 590 35 18. For any technical questions regarding Globe’s quartzite mine reserves, the Staff may contact Stephen Lebowitz, Globe’s Chief Legal Officer, at (786) 509 6900.

Risk Factors

Holdco is a foreign private issuer and, following the Business Combination, page 36

5.	Please expand your discussion to make clear each home country practice upon which you may rely or include a reference to your disclosure under “Comparison of Shareholder Rights, page 221.”

Response:

In response to the Staff’s comment, Holdco has revised its disclosure on page 37 of the Amended Registration Statement to include a cross-reference to its disclosure under “Comparison of Shareholder Rights Before and After the Business Combination.”

Background of the Business Combination, page 66

6.	We note that Goldman Sachs provided its oral opinion to the board on February 22, 2015, which was subsequently confirmed in writing. Please provide us a supplemental copy of any materials, such as board books, used in their presentation to the board. We may have additional comments after reviewing these materials.

Response:

In response to the Staff’s comment, we understand that Cleary, Gottlieb, Steen & Hamilton LLP, counsel to Goldman Sachs, has made a responsive submission to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. The material submitted is not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

June 24, 2015

Material United States Federal Income Tax Consequences, page 130

7.	Your description of the tax consequences should describe clearly those consequences and not merely provide a summary. Please revise to remove the summary references. Also, please remove the disclaimer in the first paragraph that the discussion does not constitute tax advice.

Response:

In response to the Staff’s comment, Holdco has revised the relevant disclosure on pages 130 and 135 to remove the language referring to the discussion as a “summary” as well as the disclaimer that the discussion does not constitute tax advice.

8.	We note your statement “[a]ssuming the conclusions in the tax opinions are ultimately sustained, the Globe Merger will have the following U.S. federal income tax consequences for U.S. holders ….” Please note that your tax opinion may not include assumptions that assume away the relevant tax issue. Please revise your disclosure as appropriate. For guidance you may wish to refer to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response:

In response to the Staff’s comment, Holdco has revised the relevant disclosure on page 132 to remove the assumption and update the disclosure as necessary.

9.	We note your disclosure in the penultimate paragraph on page 132 that the tax opinion is not free from doubt. Please describe the degree of uncertainty in the opinion.

Response:

In response to the Staff’s comment, Holdco has revised the disclosure on pages 132 and 133 to describe the uncertainty to which the conclusions of the tax opinions are subject.

Information Reporting and Backup Withholding, page 137

10.	Please include discussion of the requirements for reporting foreign financial assets under the Hiring Incentives to Restore Employment Act of 2010, as applicable.

Response:

In response to the Staff’s comment, Holdco has revised the disclosure on page 137 to describe the material reporting requirements to which owners of Holdco Ordinary Shares may be subject if such shares are considered to be “specified foreign financial assets.”

Quartz, page 176

11.	Please reconcile the statement that 45% of quartz was self-supplied with the statement that FerroAtlantica Group’s mining operations supply almost all your requirements for high-quality quartzite.

June 24, 2015

Response:

In response to the Staff’s comment, Holdco has corrected its disclosure on page 176 of the Amended Registration Statement to reflect that 65%, rather than 45%, of FerroAtlántica Group’s total consumption of quartz was self-supplied in 2014 and to delete the statement that FerroAtlántica Group’s mining operations supply almost all of FerroAtlántica Group’s requirements for high-quality quartzite.

Mining operations, page 178

12.	Please reconcile the annual capacity of the SamQuartz mine with the tonnage produced in 2014.

Response:

In response to the Staff’s comment, Holdco has revised its disclosure on page 176 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Result of Operations of FerroAtlántica, page 192

Finance income, page 196

13.	Please revise your disclosure to clarify the intercompany net financial position between FerroAtlántica Group and its parent, Grupo Villar Mir, as of the end of 2013 and prior to the full cancellation at the end of 2014.

Response:

In response to the Staff’s comment, Holdco has revised its disclosure on page 196 of the Amended Registration Statement.

Cash Flow Analysis, page 205

Year ended December 31, 2014 compared to the year ended December 31, 2013, page 206

Cash flows from investing activities, page 206

14.	We note cash flows from investing activities decreased $123.2 million primarily due to a $95.44 million increase in cash outflows relating to investment in non-current financial assets following the cancellation against dividend payments of intercompany loans and receivables owed to Grupo Villar Mir. Please tell us, and clarify your disclosure to explain, how the cancellation against dividend payments of intercompany loans and receivables impacts your cash flows from investments in non-current financial assets.

Response:

Because the cancellation of intercompany loans and receivables owed by Grupo Villar Mir to FerroAtlántica was against non-cash dividend payments, it did not produce a cash movement in FerroAtlántica’s consolidated statement of cash flows for the year ended December 31, 2014. The only impact on cash flows resulting from this investment in non-current financial assets was the $95,514,000 cash outflow related to the loans made to Grupo Villar Mir throughout 2014 and loans made to third parties. Holdco has revised its disclosure on pages 205, 206, FIN-13, FIN-45 and FIN-51 of the Amended Registration Statement accordingly.

June 24, 2015

Year ended December 31, 2013 compared to the year ended December 31, 2012, page 206

Cash flows from investing activities, page 206

15.	We note cash flows from investing activities increased by $131.4 million primarily due to a $79.3 million decrease in capital investments and acquisitions as a result of successful investment contention in 2013. Please expand your disclosure to clarify the meaning of “investment contention” providing details sufficient to understand the nature and terms of the underlying cash transaction.

Response:

Holdco respectfully informs the Staff that in 2013, FerroAtlántica curtailed expansionary projects and limited capital expenditures to those required for maintenance as part of a deleveraging strategy to improve its financial profile. In response to the Staff’s comment, Holdco has revised its disclosure on page 206 of the Amended Registration Statement.

Foreign Currency Risk, page 211

16.	Please tell us why you have not included the devaluation of the Venezuelan Bolivar as a foreign currency risk. In this regard, we note your discussion of your results of operations starting at page 195 indicates that you attribute $16 million reduction in staff costs, $12.1 million decrease in other operating expenses and $36.3 million increase in tax expense to the devaluation of the Venezuelan Bolívar in 2014.

Response:

Holdco did not initially include the devaluation of the Venezuelan Bolivar as a foreign currency risk because the primary economic environment in which FerroAtlántica’s Venezuelan subsidiary, Ferroven, operates is the U.S. dollar, and its functional currency is the U.S. dollar. Though all of the operating expenses indicated on page 195 are indexed to the Venezuelan Bolivar, these are not considered primary indicators in the determination of the functional currency. As such, the risk that the fair value of future cash flows would fluctuate because of changes in the U.S. dollar/Venezuelan Bolivar exchange rate is not significant. Although FerroAtlántica’s results of operations could be affected by the devaluation of the Venezuela Bolivar, Holdco believes that the future cash flows of the main operating activities of FerroVen are not subject to a significant foreign currency risk because further weakening of the Venezuelan Bolívar would likely result in a decrease in FerroVen’s expenses. In response to the Staff’s comment, Holdco has revised its disclosure on page 211 of the Amended Registration Statement to include a description of recent changes in the value of the Venezuelan Bolívar and an explanation of why the risk presented by changes in the value of the Venezuelan Bolívar for FerroAtlántica’s results of operations and financial performance is limited.

17.	To the extent your Venezuelan operations are material, please revise your disclosure to clarify the following:

•	The size of your Venezuelan operations,

•

The historical and reasonably likely effects of the Venezuelan economic situation, including factors such as price controls, inflation, devaluation, and currency exchange restriction, on your results of operations and liquidity,

June 24, 2015

•	The exchanges rates used for your Venezuelan transactions in each of the years presented, and

•	Limitations, assumptions, and uncertainties regarding your ability to settle at the rate used for remeasurement purposes, including your historical experience in obtaining that rate.

Response:

In response to the Staff’s comment, Holdco has revised its disclosure on page 211 of the Amended Registration Statement.

Globe Equity Security Ownership of Management, page 244

18.	Here or elsewhere, please include a statement that provides the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 18(a) of Form F-4.

Response:

In response to the Staff’s comment, Holdco has revised the above-referenced disclosure on page 244 in the section entitled, “Globe Equity Security Ownership of Management and Other Beneficial Owners”.

Service of Process and Enforceability of Civil Liabilities, page 252

19.	Please expand your discussion to include all of the information required by Item 101(g) of Regulation S-K, for each material jurisdiction. Include, for example, the following:

•	A discussion of the extent that shareholders may originate actions in each country;

•	Whether a treaty or reciprocity exists between the U.S. and other jurisdictions; and

•	Make clear whether your discussion is based upon an opinion of counsel.

Also, revise your disclosure under the risk “The enforcement of shareholder judgments against Holdco, page 38,” accordingly, as necessary.

Response:

In response to the Staff’s comment, Holdco has revised its disclosure under “Service of Process and Enforceability of Civil Liabilities”, on page 251 of the Amended Registration Statement, and under risk factor “The enforcement of shareholder judgments against Holdco or certain of its directors may be more difficult”, on page 38 of the Amended Registration Statement.

Incorporation of Certain Documents by Reference, page 257

20.	Please revise to also incorporate the Globe Specialty Metals quarterly report on Form 10-Q for the quarter ended March 31, 2015 along with any required Form 8-Ks if you are permitted to incorporate the Globe Specialty Metals information.

June 24, 2015

Response:

In response to the Staff’s comment, Holdco has revised the above-referenced disclosure on page 256 to incorporate by reference Globe’s quarterly report on Form 10-Q for the quarter ended March 31, 2015 and current reports on Form 8-K filed after the initial filing date, or May 6, 2015.

Index to the Financial Statements of Grupo FerroAtlántica S.A. and Subsidiaries, page FIN-6

Consolidated Statement of Cash Flows for 2014, 2013 and 2012, page FIN-13

21.	Please revise to present cash flows from investing and financing activities on a gross basis in accordance with IAS 7 paragraphs 21-24, to the extent applicable. Specifically, please present cash inflows of debt proceeds and cash outflows of debt repayments on a gross basis.

Response:

In response to the Staff’s comment, Holdco has revised its disclosure on page FIN-13 of the Amended Registration Statement to present cash flows from investing and financing activities on a gross basis. These revisions do not modify the total cash flows from investing activities and do not modify the increase/decrease in bank borrowings for the years presented in FerroAtlántica’s consolidated statement of cash flows.

22.	We note your cash flows from investing activities include a decrease of $95.5 million related to non-current financial assets. Please tell us how you determined this amount, providing details sufficient to understand the underlying cash transaction that are reflected in this line item. In this regard, we note the balance in the statement of financial position increased from $4.7 million to $8.4 million from December 31, 2013 to December 31, 2014.

Response:

In response to the Staff’s comment, Holdco advises the Staff that the underlying cash transactions reflected in the line item “non-current financial assets” in FerroAtlántica Group’s consolidated statement of cash flows represent intercompany loans and loans to third parties, though the increase in balance in the statement of financial position from $4.7 million to $8.4 million from December 31, 2013 to December 31, 2014 only represents loans to third parties because the intercompany loans were recorded as non-current receivables from related parties in the consolidated statement of financial position, as set forth in the following table.

	December 31, 2013	Additions	Reductions	Dividends paid against cancellation of intercompany loans	Exchange difference and others	December 31, 2014
Loans to third parties	3,282	4,776	(98)	—	(898)	7,062
Others	1,465	9	—	—	(176)	1,298
Non-current financial assets	4,747	4,785	(98)	—	(1,074)	8,360
Intercompany loans	56,052	90,729	—	(136,495)	(10,286)	—
Non-current receivables from related parties	56,052	90,729	—	(136,495)	(10,286)	—

June 24, 2015

Note 6. Accounting policies, page FIN-22

Other intangible assets, page FIN-23

23.	You state other intangible assets include expenses during the exploration and feasibility stage of the quartz mines and mineral reserves from business combinations that are depreciated in accordance with the extractive operations for the year. Please address the following points:

•	Tell us whether the costs incurred and capitalized during the exploration and feasibility stage relate to exploration activities or acquisition of mineral rights. To the extent the costs are exploratory in nature, please tell us why you have recorded them as intangible assets rather than exploration and evaluation assets under IFRS6. Please expand your disclosure to clarify or reclassify these assets, providing the disclosures required by paragraphs 23 through 25 of IFRS 6 if material.

•	Expand your disclosure to state the method used to depreciate your mineral reserves. To the extent you utilize a units of production method, please identify the measure used in your amortization base.

Response:

In response to the Staff’s comment, Holdco advises the Staff that the costs incurred and capitalized during the exploration and feasibility stage were classified as intangible according to the nature of the assets acquired, based on IFRS 6.15. Holdco confirms that the capitalized costs were fully amortized in the consolidated statement of financial position as of December 31, 2014 and 2013, and, consequently, respectfully submits that it is not necessary to expand its disclosure in this respect.

Holdco confirms that FerroAtlántica is depreciating its mineral reserves, which amounted to $5,678,000 in 2014, linearly over the estimated life of the mine, which is 38 years.

In response to the Staff’s comment, Holdco has revised its disclosure on page FIN-23 of the Amended Registration Statement.

June 24, 2015

6.3 Property, plant and equipment, page FIN-23

24.	To the extent you have material amounts of capitalized development costs associated with your mining operations, please clarify if these assets are classified as property, plant and equipment in accordance with IAS 16. Please also disclose the method used to amortize these costs, if material.

Response:

Holdco confirms that the capitalized development costs associated with FerroAtlántica Group’s mining operations are classified as property, plant and equipment and constitute stripping costs incurred in the production phase of a surface mine. Holdco confirms that these stripping costs are not material (these costs amount to $613,000 and $775,000 in 2014 and 2013, respectively). As a result, Holdco respectfully submits that it is unnecessary to disclose the method used to amortize capitalized development costs in FerroAtlántica Group’s consolidated financial statements because these costs are not material.

Note 15 – Provisions, page FIN-52

25.	Your policy note at page FIN-29 indicates that there are plan assets associated your defined benefit plans. However, we note that footnote 15 does not provide underlying information or descriptions of your plan assets, including the fair value and expected return of your plan assets. Please clarify whether you maintain plan assets for your defined benefit plans and provide the disclosures required by paragraphs 141 and 142 of IAS 19.

Response:

Holdco informs the Staff that FerroAtlántica’s South African subsidiaries are the only ones that have plan assets associated to their defined benefit plans. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table.

	Thousands of US Dollars
	2014	2013
Fair Value of plan assets at the beginning of the year	4,329	4,899
Interest Income on assets	401	388
Benefits paid	(790)	(474)
Actuarial Gain/(Loss)	90	525
Other	(354)	(1,009)
Fair Value of plan assets at the end of the year	3,676	4,329
Actual Return on assets	445	851

June 24, 2015

Further, the major categories of plan assets as a percentage over the total plan assets are as set forth in the following table.

	2014	2013
Cash	21.49%	19.88%
Equity instruments	62.42%	64.63%
With quoted market price	61.16%	64.05%
Others	1.26%	0.58%
Bonds	10.28%	10.97%
With quoted market price	8.51%	9.00%
Others	1.77%	1.97%
Other	5.81%	4.79%

Holdco respectfully informs the Staff that it considered the disclosure requirements of IAS 19 and concluded that such amounts were not material for disclosure and, as such, they have not been included in FerroAtlántica’s consolidated financial statements.

26.	Please provide the disclosures regarding the amount, timing and uncertainty of future cash flows related to your pension obligations to comply with paragraphs 145 through 147 of IAS 19 or tell us why these disclosures do not apply to you.

Response:

Holdco informs the Staff that, in 2015, FerroAtlántica expects to make contributions to fund its defined benefit pension obligations in amounts similar to the contributions made in 2014. The average duration of the benefit obligation at December 31, 2015 is 45 years for France, 14 years for South Africa and 16 years in Venezuela.

The following table sets forth the estimated probable benefits payable for the next five years.

Benefit payments (in $ thousands)
2015	1,776
2016	2,478
2017	5,192
2018	2,340
2019	2,982

Holdco respectfully informs the Staff that it considered the disclosure requirements of IAS 19 and concluded that such amounts were not material for disclosure and, as such, they have not been included in FerroAtlántica’s consolidated financial statements.

Note 16 – Bank Borrowings, page FIN-54

Borrowings to finance investments, page FIN-58

27.	Your disclosure at page 208 indicates that your subsidiary, MangShi Sinice Silicon Industry Company, Ltd. was in default under the terms of the facility with COFIDES and that you subsequently received a waiver authorization. Please expand your disclosure to describe the event of default, the nature of the waiver received from the lender to cure non-compliance and any cross-default provisions that were impacted.

June 24, 2015

Response:

Holdco informs the Staff that, in June 2011, FerroAtlántica and Mangshi Sinice entered into a loan agreement with COFIDES (Compañia Española de Financiación del Desarrollo), a Spanish state-owned entity that supports Spanish companies’ international development, for an aggregate principal amount of EUR 25 million to finance capital investments in the plant operated by Mangshi Sinice.

The contract included distinct financial covenants applicable to Mangshi Sinice and to its parent, FerroAtlántica, beginning in 2012. The following table sets forth the financial covenant targets with respect to certain ratios, and the actual ratios attained by Mangshi Sinice and FerroAtlántica in 2014.

	FerroAtlántica		Mangshi Sinice
	2014		2014
	Attained	Target	Attained	Target
Net debt / Equity	0.97	< 1.0	6.31	< 1.5
Net debt / EBITDA	2.59	< 3.0	(15.55)	< 3.0
Current Assets / Current Liabilities	na	na	0.58	> 1.1

Mangshi did not comply with the financial covenants in 2014. A waiver was requested and obtained from COFIDES in which COFIDES waived its right to accelerated amortization of the loan. No cross default provisions were impacted.

In response to the Staff’s comment, Holdco has revised its disclosure on page 208 of the Amended Registration Statement.

Exhibits

28.	Please file related party agreements as exhibits, including, for example, the agreements with VM Energia referenced on page 190.

Response:

In response to the Staff’s comment, Holdco has updated its exhibit index in the Amended Registration Statement to include its related party agreements and will be filing such agreements with this filing.

29.	Your exhibit index appears to omit numerous agreements that appear material to the VeloNewco following the business combination. Please tell us the basis on which you determined that you need not include such agreements as exhibits in the exhibit index. As examples, we note the material contracts disclosed in Globe Specialty Metals annual report on Form 10-K filed August 29, 2014.

June 24, 2015

Response:

In response to the Staff’s comment, Holdco advises the Staff that it has considered the requirements of Item 601(b)(10) of Regulation S-K and has analyzed the agreements of FerroAtlántica and Globe, including the material contracts disclosed in Globe’s annual report on Form 10-K filed August 29, 2014, to assess whether any of these will be material following the business combination. Accordingly, Holdco has updated its exhibit index in the Amended Registration Statement to include such agreement[s], which will be filed with this filing.

Signatures

30.	The registration statement shall be signed by each of the officers set forth in Instruction 1 to the signature section of Form F-4. We note your disclosure on page 164. Please revise accordingly.

Response:

Holdco respectfully informs the Staff that Javier López Madrid has been appointed as Chief Executive Officer of Holdco and José María Calvo-Sotelo has been appointed as Chief Financial Officer and Chief Accounting Officer of Holdco, and has revised page 166 and the signature block on page II-6 of the Amended Registration Statement accordingly.

*  *  *  *

In connection with the response in this letter, Holdco will under separate cover acknowledge that:

•	Holdco is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Holdco may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review these responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (202) 637-2200.

Sincerely,

/s/ Joel H. Trotter
Joel H. Trotter of Latham & Watkins LLP

cc:	Jose María Calvo-Sotelo, VeloNewco Limited

Joel F. Herold, Esq. Cravath, Swaine & Moore LLP